ScanHash LLC
Balance Sheets
(Unaudited)

	December, 31 2023	December 31, 2022
ASSETS		
Cash	$ 3,555	$ 21,248
Total current assets	3,555	21,248
Total assets	$ 3,555	$ 21,248
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities	$ -	$ -
Total liabilities	-	-
Commitments and contingencies	-	-
Paid in capital	27,955	26,648
Accumulated deficit	(24,400)	(5,400)
Total members' equity	3,555	21,248
Total liabilities and members' equity	$ 3,555	$ 21,248
	$ 0	$ -